Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-04

Silver North Closes $1,350,000 Non-Brokered Private Placement

Vancouver, BC, April 9, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90, “Silver North” or the “Company”) is pleased to announce that the Company has closed its non-brokered private placement announced on March 12, 2025.

The Company raised $1,350,000 from the sale of 13.5 million Units of the Company at a price of $0.10 per Unit. Each Unit consists of one common share and one non-transferable common share purchase warrant allowing the holder to buy an additional share for each full warrant held for a period of three years at $0.15 per additional share.

Finder’s fees of $32,200 in cash and 320,000 in finder’s warrants were paid to eligible parties. Each finder’s warrant entitles the holder to purchase one common share for $0.15 per common share for a period of three years from closing. All securities are subject to a four-month hold from the date of closing.

Three directors and an officer of the Company purchased or acquired direction and control over a total of 1,320,000 Units under the private placement. The placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placement as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

These funds will be used for working capital and advancing the Haldane Silver Project in Yukon Territory where a recent drill program has been successful in discovering a series of 3 parallel silver mineralized veins at the Main Fault with results that include 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc, including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30.

Silver North’s second high grade silver project, Tim, is under option to Coeur Mining Inc. (“Coeur”) whereby Coeur can a earn 51% interest by spending $3.55 million on exploration and making staged cash payments to Silver North. At their election, Coeur can earn-in to a total of an 80% interest in Tim by funding a feasibility study. Analytical results from Coeur’s 2024 six hole drill program at Tim, where positive characteristics of a productive CRD system were observed, are pending and will be announced as soon as they are received.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim Silver Project (under option to Coeur Mining, Inc.).  The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the US under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.